UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Hess Midstream LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

428103105

(CUSIP Number)

Global Infrastructure Management LLC

Attention: Julie Ashworth

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428103105	13D	Page 2 of 9 pages

1	Name of Reporting Person GIP II Blue Holding, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,821,803
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,821,803

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,821,803
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.6%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 3 of 9 pages

1	Name of Reporting Person GIP Blue Holding GP, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,821,803
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,821,803

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,821,803
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 4 of 9 pages

1	Name of Reporting Person Global Infrastructure GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,821,803
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,821,803

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,821,803
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.6%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 5 of 9 pages

1	Name of Reporting Person Global Infrastructure Investors II, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,821,803
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,821,803

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,821,803
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 6 of 9 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the “Statement”), relating to the Class A Shares representing limited partner interests (the “Class A Shares”) of Hess Midstream LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

Second Repurchase Agreement

On April 4, 2022, pursuant to a Unit Repurchase Agreement, dated March 29, 2022 (the “Second Repurchase Agreement”), by and among the Issuer, HESM Opco, Hess Investments and Blue Holding, HESM Opco purchased from each of Hess Investments and Blue Holding 6,779,661 Opco Class B Units (the “Repurchased Units”) for an aggregate purchase price of $399,999,999, or $29.50 per unit (the “Second Repurchase Transaction”). Pursuant to the terms of the Second Repurchase Agreement, immediately following the closing of the Second Repurchase Transaction, HESM Opco cancelled the Repurchased Units, and the Issuer cancelled, for no consideration, an equal number of Class B Shares held by New HESM GP LP in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

Secondary Offering

On March 30, 2022, the Issuer, New HESM GP LP, New HESM GP LLC, Hess Investments, Blue Holding, and Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC, as representatives of the several underwriters listed therein (the “Underwriters”), entered into an Underwriting Agreement (the “Underwriting Agreement”), pursuant to which the Underwriters agreed to purchase from each of Hess Investments and Blue Holding, subject to and upon the terms and conditions set forth therein, 4,450,000 Class A Shares at a price of $28.497 per share (the “Secondary Offering”).

Pursuant to the Underwriting Agreement, each of Hess Investments and Blue Holding granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 667,500 Class A Shares at $28.497 per share. The Underwriters elected to exercise the option in full. The sale of an aggregate of 10,235,000 Class A Shares to the Underwriters was consummated on April 4, 2022. In connection with the sale, each of Hess Investments and Blue Holding redeemed 5,117,500 OpCo Class B Units for a corresponding number of Class A Shares.

Pursuant to the Underwriting Agreement, the Issuer, Hess Investments, Blue Holding and certain directors and officers of the Issuer have agreed not to sell or otherwise dispose of any Class A Shares held by them for a period ending 60 days after the date of the Underwriting Agreement without first obtaining the written consent of the representatives of the Underwriters, subject to certain exceptions.

The above descriptions of the Second Repurchase Agreement and Underwriting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, as well as the number of Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 44,002,846 Class A Shares outstanding following the consummation of the Second Repurchase Transaction, the cancellation of the Repurchased Units and an equal number of Class B Shares and the consummation of the Secondary Offering:

CUSIP No. 428103105	13D	Page 7 of 9 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
GIP II Blue Holding, L.P.	98,821,803	69.6%	0	98,821,803	0	98,821,803
GIP Blue Holding GP, LLC	98,821,803	69.6%	0	98,821,803	0	98,821,803
Global Infrastructure GP II, L.P.	98,821,803	69.6%	0	98,821,803	0	98,821,803
Global Infrastructure Investors II, LLC	98,821,803	69.6%	0	98,821,803	0	98,821,803

New HESM GP LP is the record holder of 898,000 Class A Shares. HIP GP LLC is the sole member of New HESM GP LLC, which is the general partner of New HESM GP LP. HIP GP LLC is a 50/50 joint venture between Hess Investments and Blue Holding. As such, each of the foregoing entities may be deemed to beneficially own the securities held of record by New HESM GP LP.

In addition, Blue Holding is the record holder of 97,923,803 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

Blue Holding GP is the general partner of Blue Holding and Blue Holding Partnership. Global GP is the sole member of Blue Holding GP. Global Investors is the sole general partner of Global GP. As a result, each of Blue Holding GP, Global GP and Global Investors may be deemed to share beneficial ownership of the Opco Class B Units held of record by Blue Holding.

(c)	Except as described in Item 4, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Shares or Opco Class B Units during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Second Repurchase Agreement and the Underwriting Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

CUSIP No. 428103105	13D	Page 8 of 9 pages

Exhibit Number*	Description

8	Unit Repurchase Agreement, dated as of March 29, 2022, by and among Hess Midstream Operations LP, Hess Midstream LP, Hess Investments North Dakota LLC and GIP II Blue Holding, L.P. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 4, 2022).

9	Underwriting Agreement, dated as of March 30, 2022, by and among Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, Hess Investments North Dakota LLC, GIP II Blue Holding, L.P., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2022).

CUSIP No. 428103105	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2022

GIP II BLUE HOLDING, L.P.
By: GIP Blue Holding GP, LLC, its general partner

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Manager

GIP BLUE HOLDING GP, LLC

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Manager

GLOBAL INFRASTRUCTURE GP II, L.P.
By: Global Infrastructure Investors II, LLC, its general partner

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Secretary

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Secretary